UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-39601

MINISO Group Holding Limited

8F, M Plaza, No. 109, Pazhou Avenue

Haizhu District, Guangzhou 510000, Guangdong Province

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Exhibit Index

Exhibit 99.1	—	Press Release — MINISO Group Announces December Quarter and Full Year of 2024 Unaudited Financial Results
Exhibit 99.2	—	Announcement with the Stock Exchange of Hong Kong Limited — Inside Information — Quarter and Full Year Unaudited Financial Results Ended December 31, 2024
Exhibit 99.3	—	Announcement with the Stock Exchange of Hong Kong Limited — Annual Results Announcement for the Fiscal Year Ended December 31, 2024
Exhibit 99.4	—	Announcement with the Stock Exchange of Hong Kong Limited — Charter of the Nominating and Corporate Governance Committee of the Board of Directors of MINISO Group Holding Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINISO Group Holding Limited

By	:	/s/ Jingjing Zhang
Name	:	Jingjing Zhang
Title	:	Chief Financial Officer

Date: March 24, 2025